Q2 & H1 2020 Results Review July 30th, 2020 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demand of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with U.S. GAAP and EU-IFRS). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q2 2020 | Highlights

3

Industrial Activities Net Sales
(23.8%) at CC

- Net sales at $5.2bn, down 27% vs. Q2 2019, due to COVID-19 impact on supply chain and end-markets across all regions and segments

Industrial Activities Adj. EBIT [1] Loss
$(58)mn

- Resilient profit in AG and PT only partially offsets losses in C&SV and CE segments
  - Negative absorption caused by temporary Covid-related plant shutdowns and continued actions to lower inventory levels
  - Strong cost containment actions

Industrial Activities Net Debt [1]
$(2.3)bn

- Net Debt of Industrial Activities flat vs. March end
  - Positive Free Cash Flow[1] of $0.1bn mainly due to inventory depletion, restart of production and cash preservation measures

Adj. Diluted EPS [1]
$(0.07)

- Industrial Activities Adj. EBIT loss key driver of Adj. Net Loss

Available Liquidity [1]
$11.5bn

- Highest Available Liquidity level since Company's inception
  - On June 15, Fitch Ratings affirmed CNH Industrial N.V. and CNH Industrial Capital LLC's long-term issuer default rating at "BBB-" and changed the outlook to stable from positive

Note: @CC means at constant currency

(1) Non-GAAP measures (definition and reconciliation in appendix)

Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated.

CNH INDUSTRIAL

Q2 & H1 2020 Results Review

July 30th, 2020

TRACTORS COMBINES NA EU SA RoW WW April May June 0-140 HP 20% (25%) (10%) (3%) (1%) (30%) 9% 19% 140+ HP (22%) 3% (23%) 29% 21% 12% 19% 20% (10%) COMPACT AND SERVICE Eq. NA EU SA RoW WW April May June (16%) (31%) (33%) Flat (15%) (23%) (12%) (10%) General Construction | Road building and site preparation General CE (29%) (31%) (4%) 28% 11% 19% 11% 1% R&S (32%) (41%) (6%) Flat (18%) (25%) (20%) (6%) TRUCKS > 3.5t BUSES - (57%) (62%) 1% (37%) (43%) (38%) (31%) NA EU SA RoW WW April May June LCV - (29%) (39%) (14%) (26%) (53%) (27%) 2% M&H - (57%) (28%) (27%) (41%) (45%) (43%) (36%) Q2 20 vs. Q2 19 | Industry Unit Performances Worldwide Industry (Monthly Performances)

Q2 2020 | Worldwide Company Unit Statistics (Retail | Wholesale | Production) WW Tractors and Combines underproduction vs. retail at 44% and 40% respectively in Q2 2020 NA row crop underproduction vs. retail at 10% in Q2 2020 WW total CE industrial segment underproduction vs. retail at 62% in Q2 2020 NA total CE industrial segment underproduction vs. retail at 74% in Q2 2020 Retail Production Deliveries Note: % changes vs. Q2 2019 6% (3)% (42)% (29)% (30)% (50)% COMPACT AND SERVICE Eq. TRACTORS COMBINES General Construction Road building &site prep. Light Duty Trucks Medium & Heavy (1)% (15)% (49)% (42)% (51)% (59)% (9)% (40)% (73)% (10)% (29)% (65)% (26)% (25)% (74)% WW Trucks underproduction vs. retail at 27% in Q2 2020 EU LCV underproduction vs. retail at 31% in Q2 2020 EU M&H underproduction vs. retail at 10% in Q2 2020

Q2 2020 | Worldwide Company Unit Statistics (Inventory) WW Tractors Company and dealer inventories down 41% and 16% respectively vs. last year WW Combines Company and dealer inventories down 48% and 16% respectively vs. last year NA row crop channel inventory down 25% vs. Q2 2019 (company inventory down 45%) Worldwide total CE industrial segment Company and dealer inventories down 24% and 30% respectively vs. last year NA total CE industrial segment channel inventory down 33% vs. Q2 2019 (dealer inventory down 32%) WW Trucks company and dealer inventories down 29% and 18% respectively vs. Q2 2019 EU Trucks channel inventory down 22% vs. last year (LCV down 23% and M&H down 19% vs. Q2 2019) Company Dealer Note: % changes vs. previous year COMPACT AND SERVICE Eq. TRACTORS COMBINES General Construction Road building &site prep. Light Duty Trucks Medium & Heavy Channel Inventory (27)% Channel Inventory (29)% Channel Inventory (31)% Channel Inventory (21)% Channel Inventory (12)% Channel Inventory (22)% Channel Inventory (22)% Note: Channel inventory means: Company + Dealer inventory

Q2 2020 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency Q2 2020   Q2 2019   Δ U.S. GAAP           Revenues ($mn) 5,578 7,567 (26.3%) Net Sales | Industrial Activities ($mn) 5,150 7,068 (27.1%) Net Income ($mn) 361 427 (15.5%) Diluted EPS ($) 0.26 0.31 (0.05)   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 5,386 7,068 (23.8%) Adjusted EBIT | Industrial Activities ($mn) (58) 527 (111.0%) Adjusted EBIT Margin | Industrial Activities (%) (1.1%) 7.5% (860) bps Adjusted EBITDA | Industrial Activities ($mn) 160 768 (79.2%) Adjusted EBITDA Margin | Industrial Activities (%) 3.1% 10.9% (780) bps Adjusted Effective Tax Rate (45%) 24% n.m. Adjusted Net Income (Loss) ($mn) (85) 430 n.m. Adjusted Diluted EPS ($) (0.07) 0.31 (0.38) Free Cash Flow | Industrial Activities ($mn) 97 356 (72.8%)             Jun 30, 2020   Mar 31, 2020   Δ Net Industrial (Debt) ($bn) (2.3)   (2.3)   0.0 Available Liquidity ($bn) 11.5   9.9   1.6

Q2 2020 | Industrial Activities Net Sales (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations (*) Note: @CC means at constant currency NA EU SA RoW TRACTORS COMBINES OTHERS NA EU SA RoW NA EU SA RoW N.M. NA EU SA RoW C&S (*) Gen. CE (*) R&S (*) TRUCKS BUSES S. VEHICLES ENGINES TRANSM. AXLES AG CE C&SV PT > (15%) vs. Q2 19 < (15%) vs. Q2 19 IA Segments | Net Sales by Region & Product (as reported) NA (North America) EU (Europe) SA (South America) RoW (Rest of World) EUR 43% USD 28% BRL 7% CAD 3% GBP 1% AUD 3% OTHER 15% 7,068 (435) (309) (884) (347) 293 5,386 (236) 5,150 Q2 2019 AG CE C&SV PT ELIM & OTHER Q2 2020 @ CC (*) FX TRANSLATION Q2 2020 CHANGE IN NET SALES @ CC (1,682) (23.8%) BY REGION BY CURRENCY > 15% vs. Q2 19 ($mn)

Q2 2020 | Adj. EBIT walk and IA Adj. EBIT walk by Segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 651 (600) (28) (44) 91 64 (59) (9) (51) 15 Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER FS Adj. EBIT 2019 2020 8.6% 0.3% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (585) ($mn) Q2 IA - Adj. EBIT walk by driver                   Agricultural 341 (189) 16 (9) 47 31 (34) 203 Construction 25 (82) (49) (3) 15 5 2 (87) Commercial & Specialty Vehicles 100 (241) 5 (33) 23 14 (24) (156) Powertrain (*) 102 (88) 1 6 14 (3) 32 Eliminations & Other (41) (50) Total Industrial Activities 527 (58)

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) Q2 ’20 retail originations at $2.4bn, down $0.1bn compared to June 30, 2019 Managed portfolio* at $24.6bn, down $2.4bn compared to June 30, 2019 (down $1.2bn on a constant currency basis) $26.9bn $24.6bn June 30, 2019 June 30, 2020 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (**) RoA defined as: EBIT / average managed assets annualized Net Income ($mn) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2017 2018 2019 2020 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2017 2018 2019 2020 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) Net income was down $38mn compared to the same period in 2019, primarily attributable to higher risk costs due to expectation of deteriorating credit conditions and lower average portfolios in NA and EU, partially offset by higher average portfolios in SA and lower income taxes

Q2 2020 | Net Industrial Debt and Free Cash Flow Non-GAAP measures (reconciliation in appendix) ($bn) (*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt Q2 | Net Debt and Free Cash Flow Industrial Activities (1) Change in Working Capital Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL Q2 2020 Q2 2019 Net Industrial Debt Net Industrial Cash Flow (2,310) 160 (38) 369 (166) (69) (159) (2) (92) (2,307) Mar 31, 2020 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES DIVIDENDS & EQUITY CHANGES (3) FX & OTHER Jun 30, 2020 Free cash flow of Industrial Activities 97 369 (2.3) 0.1 ($mn) ($mn)

Q2 2020 | Available Liquidity and Debt Maturity Schedule

12


AVAILABLE LIQUIDITY
($bn)
DEBT MATURITY SCHEDULE (1)
($10.0BN)
6.9
7.7
7.8
8.8
8.3
8.4
9.9
11.5
2.3
3.8
1.9
1.3
0.7
3.4
Jun-end '13
Jun-end '14
Jun-end '15
Jun-end '16
Jun-end '17
Jun-end '18
Jun-end '19
Jun-end '20
6M 2020
2021
2022
2023
2024
Beyond
Cash
Undrawn M/T unsecured Committed Lines
Capital Market
Bank Debt
Other

- Available liquidity level at $11.5bn, up $1.6bn vs. March-end 2020. Highest level since Company inception
- On June 23rd CNH Industrial Capital LLC, issued a $600mn in aggregate principal amount of 1.950% notes due 2023 (with settlement on July 2nd)
- Liquidity to LTM revenue ratio at **46%**
- Industrial Activities Gross debt (*) to Adj. Ind. EBITDA at **5.4x** vs. 2.0x last year
- Industrial Activities Net debt (*) to Adj. Ind. EBITDA at **1.8x** vs. 0.6x last year
- Available liquidity covers more than capital markets / bank maturities through 2024
- Next 12 months capital market maturities of $500mn (April 2021)

Fitch Ratings affirmed our long-term rating at "BBB-" and changed the outlook to stable from positive

[1] Represents cash portion of debt maturities as of June 30th, 2020
[2] Of which $07bn Restricted Cash

(*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

CNH INDUSTRIAL
Q2 & H1 2020 Results Review
July 30th, 2020

Final Remarks

COVID-19 | Emergency Plan – Quarterly update Employee Health & Safety H&S Protocol fully implemented across all Manufacturing and Non-Manufacturing sites Engagement with medical experts to continuously improve our Protocols and transfer best practices across sites Business Continuity All plants and depos fully operational in line with demand patterns and recovering the post-COVID backlogs while returning to target service levels All suppliers back in operations and supply base restart is actively managed Network Support Dealer network reopened and operational across all geographies Continuous support to dealer and supplier partners in liquidity needs and access to governmental funding 93% of $2mn Solidarity Fund allocated via 76 initiatives around the globe to support individuals and communities in areas of Food, Education & Health New Normal & Structural Cost Containment Cash and cost containment actions realized Working on moving these cost actions into structural cost improvements Launched program to define the New Normal working environment, including remote working, relevant infrastructure and office footprint & layout

Q2 2020 | Organic Growth – AG - Digitalization & Precision Farming

15

FIELD



""Reimagined in-cab Customer Experience"

Recent releases

- Next Gen CCH + 4WD
- Combine automation
- In-cab 3D data visualization engine
- AE50 Award for Next Gen Armrest

Coming releases

- CCM, Sprayer and FS Combine
- Tillage automation
- Improved in-field data flows

FLEET



"Harness Data for improved uptime and superior product design"

Recent releases

- Flagship Vehicle Connectivity
- Remote Services
- Service delivery platform
- Universal Control Rooms
- Dealer Digital Vehicle Mgmt.

Coming releases

- Mid-Range/UTL Connectivity
- Global rollout of platform
- Machine data API
- Data Connect

FARM



"Harness Data for Grower Agronomic and Financial sustainability"

Recent releases

- Farm visualization platform
- Integration of AgDNA
- Agronomic data API
- Ease-of-use improvements

Coming releases

- Farm + Fleet mobile app
- Advanced feature additions
- Agrirouter
- 3rd Party API partner add.
- Additional data layers mapped

AGXTEND

"Innovative technologies in breakthrough precision farming that are retrofittable to the Company's brands and third party machines"

Recent achievements

- Successful EU based launch in '19
- 6 product lines with 6 partners
- Prod. portfolio for 100% AG cycle
- 4 innovation awards in 12 months

Next steps

- Strong pipeline for next 6m
- Servitization as new business model

CNH INDUSTRIAL
Q2 & H1 2020 Results Review
July 30th, 2020

Q2 2020 | Inorganic Growth – Iveco & Nikola Investment and Accounting Treatment IVECO holds 25,661,448 shares of Nikola Corporation, corresponding to approximately 7.11% of Nikola outstanding share capital The investment will be valued at Fair Value Through Profit or Loss (“FVTPL”), with any changes in fair value recorded in Profit or Loss in our US GAAP consolidated financial statements We plan to exclude any fair value adjustments of this investment from the calculation of our Non-GAAP “Adjusted” measures, and, in particular, from our Adjusted diluted EPS The Nikola Tre (BEV and FCEV) will be assembled and sold by the European 50-50 JV to Iveco for the distribution in EU market and to Nikola for distribution in NA Nikola Tre and parts sold through Iveco European dealer network will contribute to both segment’s Net Sales and adj. EBIT (none of this is reflected yet) S-Way has conquered 250 bps and 200 bps of market shares in the EU in Q1 20 and Q2 20 respectively (commercial launch in Q4 2019) IVECO S-WAY as the product for the turnaround in the Heavy duty Truck sub-segment and the platform for the development of Nikola Tre NIKOLA TRE : The first modular semi platform for BEV and FCEV in EU and NA

Final Remarks – FY 2020E | Preliminary Industry Outlook (*) NOTE: Total Industry Volume FY 2020E vs. FY 2019 reflecting aggregate for key markets where Company competes (*) Regional split definition in Appendix TRACTORS COMBINES NA EU SA RoW WW 0-140 HP 5% (10%) - (15%) (10%) Flat - (5%) Flat - (5%) 140+ HP (10%) (10%) (15%) (10%) 5% Flat - (5%) COMPACT AND SERVICE EQ. NA EU SA RoW WW (15%) – (20%) (20%) – (25%) (15%) – (20%) (5%) – (10%) (15%) General Construction | Road building and site preparation General CE (20%) – (25%) (20%) – (25%) (15%) Flat (5%) R&S (25%) – (30%) (30%) (20%) (5%) (15%) TRUCKS > 3.5t BUSES - (20%) (30%) – (35%) (5%) - Flat (15%) NA EU SA RoW WW LCV - (20%) – (25%) (20%) (15%) – (20%) (20%) – (25%) M&H - (35%) – (40%) (20%) (20%) (25%) – (30%)

Final Remarks – Looking at FY 2020E Committed to thriving and driving profitable growth as we emerge from the COVID crisis Solid Available liquidity level to be maintained throughout the year, with opportunistic resource allocations to respond to the current evolving scenario Free cash flow of Industrial Activities to remain negative for the full year despite an expected cash generation in the second half of the year as a result of continued cash preservation measures and a normalized seasonality of sales Net sales of Industrial Activities (1) expected to be down between 15% and 20% including currency-translation effects, due to COVID-19 impact on market conditions across all regions and segments (1) NOTE: Net Sales outlook reflecting €/$ at 1.11

Appendix

Industrial Activities | Q2 2020 Net Sales Split Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation Agriculture Q2 2020 | Split Chg. vs. Q2 ’19 Construction Q2 2020 | Split Chg. vs. Q2 ’19 By region: By region: NA 35% (19%) NA 38% (59%) EU 37% (22%) EU 21% (33%) SA 12% (17%) SA 17% (20%) RoW 16% (4%) RoW 24% (32%) By product: By product: TRACTORS 52% (24.1%) C&S (*) 41% (53.7%) COMBINES 26% (5.0%) General CE (*) 47% (38.1%) OTHERS 22% (15.2%) R&S (*) 12% (24.8%) Commercial & Specialty Vehicles Q2 2020 | Split Chg. vs. Q2 ’19 Powertrain Q2 2020 | Split Chg. vs. Q2 ’19 By region: By region: NA n.m. n.m. NA 3% (21%) EU 80% (36%) EU 60% (46%) SA 6% (34%) SA 3% (64%) RoW 13% (36%) RoW 34% 36% By product: By product: TRUCKS 76% (35.9%) ENGINES 93% (31.2%) BUSES 18% (32.8%) TRANSM. 1% (66.7%) OTHERS 6% (38.9%) AXLES 6% (49.0%)

Q2 2020 | Financials by Segment

21

REVENUES	Q2 2020	Q2 2019	% Chg	% Chg. @cc
Agriculture	2,541	3,095	(17.9%)	(14.1%)
Construction	420	757	(44.5%)	(40.8%)
Commercial & Specialty Vehicles	1,739	2,698	(35.5%)	(32.8%)
Powertrain	763	1,133	(32.7%)	(30.6%)
Eliminations & Other	(313)	(615)		
Total Industrial Activities	5,150	7,068	(27.1%)	(23.8%)
Financial Services	441	519	(15.0%)	(11.0%)
Eliminations & Other	(13)	(20)		
Total	5,578	7,567	(26.3%)	(22.9%)

Gross Profit	Q2 2020	$ Chg.	Margin	Bps Chg.
Agriculture	474	(225)	18.7%	(390)
Construction	(34)	(134)	(8.1)%	(2,130)
Commercial & Specialty Vehicles	43	(305)	2.5%	(1,040)
Powertrain	83	(92)	10.9%	(450)
Eliminations & Other	7	12	-	-
Total Industrial Activities	573	(744)	11.1%	(750)
Financial Services	158	(20)	35.8%	150
Eliminations & Other	-	-	-	-
Total	731	(764)	13.1%	(670)

Adj. EBIT	Q2 2020	$ Chg.	% Chg.	Margin	Bps Chg.
Agriculture	203	(138)	(40.5%)	8.0%	(300)
Construction	(87)	(112)	(448.0%)	(20.7%)	(2,400)
Commercial & Specialty Vehicles	(156)	(256)	(256.0%)	(9.0%)	(1,270)
Powertrain	32	(70)	(68.6%)	4.2%	(480)
Eliminations & Other	(50)	(9)			
Total Industrial Activities	(58)	(585)	(111.0%)	(1.1%)	(860)
Financial Services	73	(51)	(41.1%)	16.6%	(730)
Eliminations & Other					
Total	15	(636)	(97.7%)	0.3%	(830)

Adj. EBITDA	Q2 2020	$ Chg.	% Chg.	Margin	Bps Chg.
Agriculture	265	(145)	64.6%	10.4%	(280)
Construction	(75)	(115)	(187.5%)	(17.9%)	(2,320)
Commercial & Specialty Vehicles	(44)	(270)	(19.5%)	(2.5%)	(1,090)
Powertrain	62	(71)	46.6%	8.1%	(360)
Eliminations & Other	(48)	(7)			
Total Industrial Activities	160	(608)	20.8%	3.1%	(780)
Financial Services	138	(46)	75.0%	31.3%	(420)
Eliminations & Other					
Total	298	(654)	31.3%	5.3%	(730)

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL

Q2 & H1 2020 Results Review

July 30th, 2020

AG | Financial Results Note: at CC means at constant currency Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW Q2 ’20 Change vs. prior year 410 69 341 (189) 16 (9) 47 31 (34) 203 62 265 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q2 2019 Q2 2020 Net Sales 13.2% 11.0% 8.0% 10.4% Lower volume and mix and negative fixed cost absorption, only partially mitigated by lower purchasing costs Positive price realization, disciplined cost management and continued prioritization in R&D spending Q2 2020 2019 Δ Δ At CC 2,541 3,095 (17.9)% (14.1)% Q2 TRACTORS COMBINES OTHERS Q2 ’20 Change vs. prior year < (15%) vs. Q2 19 > (15%) vs. Q2 19

CE | Financial Results (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation Note: at CC means at constant currency Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW Q2 ’20 Change vs. prior year 40 15 25 (82) (49) (3) 15 5 2 (87) 12 (75) Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q2 2019 Q2 2020 Net Sales 5.3% 3.3% (20.7%) (17.9%) Lower volumes and negative fixed cost absorption due to lower production levels Destocking actions and unfavorable price realization partially offset by cost-containment actions Q2 2020 2019 Δ Δ At CC 420 757 (44.5)% (40.8)% Q2 C&S (*) General CE (*) R&S (*) Q2 ’20 Change vs. prior year < (15%) vs. Q2 19 > (15%) vs. Q2 19

C&SV | Financial Results Note: at CC means at constant currency ($mn) Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW N.M. Q2 ’20 Change vs. prior year 226 126 100 (241) 5 (33) 23 14 (24) (156) 112 (44) Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q2 2019 Q2 2020 Net Sales 8.4% 3.7% (9.0%) (2.5%) Q2 Lower volumes and the negative impact on product cost from plant shutdowns Positive price realization, lower SG&A expenses, and containment actions in R&D spending not related to new product releases 2020 2019 Δ Δ At CC 1,739 2,698 (35.5)% (32.8)% Q2 TRUCKS BUSES SPECIALTY VEHICLES Q2 ’20 Change vs. prior year < (15%) vs. Q2 19 > (15%) vs. Q2 19

PT | Financial Results Note: at CC means at constant currency (*) Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW Q2 ’20 Change vs. prior year 133 31 102 (88) 1 6 14 (3) 32 30 62 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q2 2019 Q2 2020 Net Sales 11.7% 9.0% 4.2% 8.1% Lower volume, partially offset by purchasing and quality efficiencies, cost-containment actions, and lower spending for regulatory programs Q2 2020 2019 Δ Δ At CC 763 1,133 (32.7)% (30.6)% Q2 ENGINES TRANSM. AXLES Q2 ’20 Change vs. prior year < (15%) vs. Q2 19 > (15%) vs. Q2 19 < 15% vs. Q2 19 > 15% vs. Q2 19 (*) 3rd Party sales at 63% in Q220 vs. 48% in Q219

H1 2020 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding Note: @CC means at constant currency H1 2020   H1 2019   Δ U.S. GAAP           Revenues ($mn) 11,039 14,024 (21.3%) Net Sales | Industrial Activities ($mn) 10,143 13,074 (22.4%) Net Income ($mn) 307 691 (55.6%) Diluted EPS ($)   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 10,548 13,074 (19.3%) Adjusted EBIT | Industrial Activities ($mn) (206) 805 (125.6%) Adjusted EBIT Margin | Industrial Activities (%) (2.0%) 6.2% (820) bps Adjusted EBITDA | Industrial Activities ($mn) 232 1,293 (82.1%) Adjusted EBITDA Margin | Industrial Activities (%) 2.3% 9.9% (760) bps Adjusted Effective Tax Rate (1%) 24% n.m. Adjusted Net Income (Loss) ($mn) (151) 678 n.m. Adjusted Diluted EPS ($) (0.13) 0.49 (0.62) Free Cash Flow | Industrial Activities ($mn) (1) (1,426) (610) (133.8%)             Jun 30,2020   Dec 31,2019   Δ Net Industrial (Debt) ($bn) (2.3)   (0.9)   (1.5) Available Liquidity ($bn) 11.5   11.2   0.3

Industrial Activities | H1 2020 Net Sales Split Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation Agriculture H1 2020 | Split Chg. vs. H1 ’19 Construction H1 2020 | Split Chg. vs. H1 ’19 By region: By region: NA 36% (12%) NA 39% (52%) EU 36% (19%) EU 22% (32%) SA 13% (16%) SA 16% (14%) RoW 15% (4%) RoW 23% (30%) By product: By product: TRACTORS 55% (17%) C&S (*) 44% (45%) COMBINES 22% (11%) General CE (*) 44% (38%) OTHERS 23% (11%) R&S (*) 12% (19%) Commercial & Specialty Vehicles H1 2020 | Split Chg. vs. H1 ’19 Powertrain H1 2020 | Split Chg. vs. H1 ’19 By region: By region: NA n.m. n.m. NA 3% (22%) EU 80% (27%) EU 67% (37%) SA 6% (25%) SA 5% (43%) RoW 13% (25%) RoW 25% 0% By product: By product: TRUCKS 78% (27%) ENGINES 91% (30%) BUSES 17% (22%) TRANSM. 1% (53%) OTHERS 5% (24%) AXLES 8% (37%)

28

H1 2020 | Financials by Segment

REVENUES	H1 2020	H1 2019	% Chg	% Chg. @cc
Agriculture	4,785	5,585	(14.3%)	(11.0%)
Construction	842	1,397	(39.7%)	(36.7%)
Commercial & Specialty Vehicles	3,760	5,112	(26.4%)	(23.5%)
Powertrain	1,516	2,169	(30.1%)	(27.8%)
Eliminations & Other	(760)	(1,189)		
Total Industrial Activities	10,143	13,074	(22.4%)	(19.3%)
Financial Services	930	993	(6.3%)	(2.9%)
Eliminations & Other	(34)	(43)		
Total	11,039	14,024	(21.3%)	(18.2%)

Gross Profit	H1 2020	$ Chg.	Margin	Bps Chg.
Agriculture	817	(410)	17.1%	(490)
Construction	(43)	(233)	(5.1)%	(1,870)
Commercial & Specialty Vehicles	210	(415)	5.6%	(660)
Powertrain	167	(163)	11.0%	(420)
Eliminations & Other	1	16	-	-
Total Industrial Activities	1,152	(1,205)	11.4%	(660)
Financial Services	323	(25)	34.7%	(30)
Eliminations & Other	-	-	-	-
Total	1,475	(1,230)	13.4%	(590)

Adj. EBIT	H1 2020	$ Chg.	% Chg.	Margin	Bps Chg.
Agriculture	227	(282)	(55.4%)	4.7%	(440)
Construction	(170)	(208)	(547.4%)	(20.2%)	(2,290)
Commercial & Specialty Vehicles	(212)	(363)	(240.4%)	(5.6%)	(860)
Powertrain	63	(135)	(68.2%)	4.2%	(490)
Eliminations & Other	(114)	(23)			
Total Industrial Activities	(206)	(1,011)	(125.6%)	(2.0%)	(820)
Financial Services	183	(72)	(28.2%)	19.7%	(600)
Eliminations & Other					
Total	(23)	(1,083)	(102.2%)	(0.2%)	(780)

Adj. EBITDA	H1 2020	$ Chg.	% Chg.	Margin	Bps Chg.
Agriculture	353	(300)	45.9%	7.4%	(430)
Construction	(145)	(212)	(316.4%)	(17.2%)	(2,200)
Commercial & Specialty Vehicles	14	(389)	(96.5)%	0.4%	(750)
Powertrain	122	(139)	(53.3)%	8.0%	(400)
Eliminations & Other	(112)	(21)			
Total Industrial Activities	232	(1,061)	(82.1)%	2.3%	(760)
Financial Services	311	(70)	(18.4)%	33.4%	(500)
Eliminations & Other					
Total	543	(1,131)	(67.6)%	4.9%	(700)

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL Q2 & H1 2020 Results Review July 30th, 2020

> (15%) vs. H1 19 H1 2020 | Industrial Activities Net Sales (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency BY REGION NA (North America) EU (Europe) SA (South America) RoW (Rest of World) AG CE CV PT NA N.M. EU SA RoW Segment Net Sales by Region (Y-o-Y change as reported) ($mn) 13,074 (614) (512) (1,199) (603) 402 10,548 (405) 10,143 H1 2019 AG CE C&SV PT ELIM & OTHER H1 2020 @ CC (*) FX TRANSLATION H1 2020 CHANGE IN NET SALES AT CONSTANT CURRENCY (2,526) (19.3%) Net Sales walk BY SEGMENT AG CE C&SV PT BY CURRENCY EUR 45% USD 28% BRL 7% CAD 3% GBP 1% AUD 3% OTHER 13% < (15%) vs. H1 19 > 15% vs. H1 19 < 15% vs. H1 19

H1 2020 | Adj. EBIT walk and IA Adj. EBIT walk by Segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 1,060 (873) (46) (126) 104 88 (135) (23) (72) (23) Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER FS Adj. EBIT 2019 2020 7.6% (0.2)% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (1,011) ($mn) H1 IA - Adj. EBIT walk by driver                   Agricultural 509 (280) 37 (58) 60 46 (87) 227 Construction 38 (110) (94) (25) 15 6 0 (170) Commercial & Specialty Vehicles 151 (329) 11 (50) 22 20 (37) (212) Powertrain (**) 198 (154) 7 7 16 (11) 63 Eliminations & Other (91) (114) Total Industrial Activities 805 (206)

31

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

($mn)	Q2 2020							
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) [(1)]						**308**	**53**	**361**
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						59	-	59
Foreign exchange (gains) losses, net						7	-	7
Finance and non-service component of Pension and other post-employment benefit costs[(2)]						(26)	-	(26)
Income tax expense						(60)	20	(40)
Adjustments:								
Restructuring expenses	5	1	1	-	-	7	-	7
Nikola investment fair value adjustment	-	-	-	-	(1,475)	(1,475)	-	(1,475)
Goodwill impairment charge	-	-	-	-	585	585	-	585
Other discrete items [(3)]	176	72	289	-	-	537	-	537
Adjusted EBIT	**203**	**(87)**	**(156)**	**32**	**(50)**	**(58)**	**73**	**15**
Depreciation and Amortization	61	12	46	30	2	151	1	152
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	-	66	-	-	67	64	131
Adjusted EBITDA	**265**	**(75)**	**(44)**	**62**	**(48)**	**160**	**138**	**298**

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the three months ended June 30, 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S
(3) In the three months ended June 30, 2020, this item includes impairment of intangible and other long-lived assets, as well as asset optimization charges

CNH INDUSTRIAL Q2 & H1 2020 Results Review July 30th, 2020

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) ($mn) Q2 2019 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           336 91 427 Add back:           Interest expenses of Industrial Activities, net of interest income and eliminations                   Foreign exchange (gains) losses, net 66 - 66 Finance and non-service component of Pension and other post-employment benefit costs(2)           11 - 11 Income tax expense           (16) - (16) Adjustments:           104 31 135 Restructuring expenses 15 4 6 - 1 26 2 28 Adjusted EBIT 341 25 100 102 (41) 527 124 651 Depreciation and Amortization 69 15 47 31 - 162 1 163 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 79 - - 79 59 138 Adjusted EBITDA 410 40 226 133 (41) 768 184   952 For Industrial Activities, net income net of “Results from intersegment investments”. In the three months ended June 30, 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S

33

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

($mn)	H1 2020							
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) [1]						174	133	307
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						118	-	118
Foreign exchange (gains) losses, net						5	-	5
Finance and non-service component of Pension and other post-employment benefit costs[2]						(56)	-	(56)
Income tax expense						(113)	50	(63)
Adjustments:								
Restructuring expenses	7	2	3	-	-	12	-	12
Nikola investment fair value adjustment	-	-	-	-	(1,475)	(1,475)	-	(1,475)
Goodwill impairment charge	-	-	-	-	585	585	-	585
Other discrete items [3]	176	72	289	-	7	544	-	544
Adjusted EBIT	**227**	**(170)**	**(212)**	**63**	**(114)**	**(206)**	**183**	**(23)**
Depreciation and Amortization	125	25	95	59	2	306	1	307
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	-	131	-	-	132	127	259
Adjusted EBITDA	**353**	**(145)**	**14**	**122**	**(112)**	**232**	**311**	**543**

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the six months ended June 30, 2020, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(3) In the six months ended June 30, 2020, this item includes impairment of intangible and other long-lived assets, as well as asset optimization charges

CNH INDUSTRIAL
Q2 & H1 2020 Results Review
July 30th, 2020

34

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

($mn)	H1 2019							
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) [1]						**505**	**186**	**691**
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						119	-	119
Foreign exchange (gains) losses, net						20	-	20
Finance and non-service component of Pension and other post-employment benefit costs[2]						(31)	-	(31)
Income tax expense						158	67	225
Adjustments:								
Restructuring expenses	18	4	11	-	1	34	2	36
Adjusted EBIT	**509**	**38**	**151**	**198**	**(91)**	**805**	**255**	**1,060**
Depreciation and Amortization	144	29	94	63	-	330	2	332
Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	158	-	-	158	124	282
Adjusted EBITDA	**653**	**67**	**403**	**261**	**(91)**	**1,293**	**381**	**1,674**

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the six months ended June 30, 2019, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(3) In the six months ended June 30, 2020, this item includes impairment of intangible and other long-lived assets, as well as other asset optimization charges

CNH INDUSTRIAL
Q2 & H1 2020 Results Review
July 30th, 2020

Q2 & H1 2020

35

($mn)

Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

H1 2020	H1 2019		Q2 2020	Q2 2019
307	**691**	**Net income (loss)**	**361**	**427**
(394)	(24)	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(376)	(2)
(64)	11	Adjustments impacting Income tax (expense) (b)	(70)	5
(151)	**678**	**Adjusted net income**	**(85)**	**430**
(176)	658	Adjusted net income attributable to CNH Industrial N.V.	(99)	417
1,350	1,356	Weighted average shares outstanding – diluted (million)	1,350	1,356
(0.13)	**0.49**	**Adjusted diluted EPS ($)**	**(0.07)**	**0.31**
234	**903**	**Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates**	**310**	**554**
(394)	(24)	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(376)	(2)
(160)	**879**	**Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)**	**(66)**	**552**
63	**(225)**	**Income Tax (expense)**	**40**	**(135)**
(64)	11	Adjustments impacting Income tax (expense) (b)	(70)	5
(1)	**(214)**	**Adjusted income tax (expense) (B)**	**(30)**	**(130)**
(1%)	**24%**	**Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)**	**(45%)**	**24%**

CNH INDUSTRIAL

Q2 & H1 2020 Results Review

July 30th, 2020

Q2 & H1 2020 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP H1 2020   H1 2019   Q2 2020   Q2 2019           (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates         (1,475) - Nikola investment fair value adjustment (1,475) - 12   36   Restructuring expenses 7   28   (60) (60) Pre-tax gain related to the modification of a healthcare plan in the U.S. (30) (30) 585   -   Goodwill impairment charge 585   -   255 - Other assets impairment charges 255 - 282   -   Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments 282   -   7 - Other discrete items - - (394)   (24)   Total (376)   (2)           (b) Adjustments impacting Income tax (expense)         (65) 8 Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (71) 2 1 3 Other 1 3 (64)   11   Total (70)   5

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q2 2020 Q2 2019 H1 2020 H1 2019 Investments in property, plant and equipment, and intangible assets (1) Breakdown by Category NEW PRODUCT & TECHNOLOGY 52% 48% 54% 45% MAINTENANCE & OTHER 46% 48% 44% 51% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 2% 4% 2% 4% Breakdown by Segment AGRICULTURAL 44% 36% 48% 42% CONSTRUCTION 8% 7% 9% 7% COMMERCIAL & SPECIALTY VEHICLES 36% 46% 31% 39% POWERTRAIN 12% 11% 12% 12% ($mn)

Q2 & H1 2020 | Organic Investment in Future Growth (1) Excluding assets sold under buy-back commitments and assets under operating leases (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $69mn down 33% vs. Q2 2019 Capex at 1.3% of net sales in Q2 2020 CAPEX (1) ($mn) R&D at $203mn down 26% vs. Q2 2019 R&D at 3.9% of net sales in Q2 2020 R&D (1) 103 69 2019 2020 Q2 273 203 2019 2020 Q2 Total spending (Capex + R&D) in new products was $140mn, down 15% vs. Q2 ‘19 Digitalization; Electrification; Autonomous & Telematics Regulatory Other New Products $140mn 180 132 2019 2020 H1 517 417 2019 2020 H1

Reconciliation of Total Debt to Net Debt (US GAAP) Jun 30, 2020 Dec 31, 2019 Jun 30, 2020 Dec 31, 2019 Jun 30, 2020 Dec 31, 2019 Third party debt (24,449) (24,854) (6,990) (5,226) (17,459) (19,628) Intersegment notes payable - - (968) (1,332) (825) (1,120) Total (Debt) (1) (24,449) (24,854) (7,958) (6,558) (18,284) (20,748) Plus: Cash and cash equivalents 5,145 4,875 4,638 4,407 507 468 Restricted cash 723 898 77 120 646 778 Intersegment notes receivables - - 825 1,120 968 1,332 Other current financial assets 106 58 106 58 - - Derivatives hedging debt 5 (1) 5 (1) - - Net (Debt) / Cash (2) (18,470) (19,024) (2,307) (854) (16,163) (18,170) Consolidated Industrial Activities Financial Services ($mn) (1)(Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $968 million and $1,332 million as of June 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $825 million and $1,120 million as of June 30, 2020 and December 31, 2019, respectively. (2)The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(143) million and $(212) million as of June 30, 2020 and December 31, 2019, respectively

From Total Debt to Net Industrial Debt Jun 30, 2020 Dec 31, 2019 Total (Debt) (1) (24,449) (24,854) Financial Services Third Party Debt 17,459 19,628 Intersegment Note Payables (968) (1,332) Intersegment Note Receivables 825 1,120 Cash and cash equivalents 4,638 4,407 Restricted cash 77 120 Other current financial assets 106 58 Derivatives hedging debt 5 (1) Net Industrial (Debt) / Cash (2) (2,307) (854) ($mn) Q2 2020 Q2 2019 Net (debt)/cash of Industrial Activities at beginning of period (2,310) (1,475) Adjusted EBITDA of Industrial Activities 160 768 Cash interest and taxes (38) (111) Changes in provisions and similar(1) (166) (27) Change in working capital 369 (135) Operating cash flow of Industrial Activities 325 495 Investments in property, plant and equipment, and intangible assets(2) (69) (103) Other changes (159) (36) Free cash flow of Industrial Activities 97 356 Capital increases and dividends(3) (2) (322) Currency translation differences and other (92) (63) Change in Net debt of Industrial Activities 3 (29) Net (debt)/cash of Industrial Activities at end of period (2,307) (1,504) (1) Including other cash flow items related to operating lease and buy-back activities. (2)Excluding assets sold under buy-back commitments and assets under operating leases. (3)Including share buy-back transactions. (1)(Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $968 million and $1,332 million as of June 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $825 million and $1,120 million as of June 30, 2020 and December 31, 2019, respectively. (2)The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(143) million and $(212) million as of June 30, 2020 and December 31, 2019, respectively

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn) Q2 2020 Q2 2019 H1 2020 H1 2019 Net cash provided by (used in) Operating Activities 1,067 246 535 (503) Net cash (provided by) used in Operating Activities of Financial Services (717) 280 (1,598) 210 Intersegment eliminations 50 125 90 132 Net cash provided by (used in) Operating Activities of Industrial Activities 400 653 (973) (161) Change in derivatives hedging debt of Industrial Activities - 3 5 6 Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (75) (161) (173) (261) Operating cash flow of Industrial Activities 325 495 (1,141) (416) Investments in property, plant and equipment, and intangible assets of Industrial Activities (69) (103) (132) (180) Other changes (1) (159) (36) (153) (14) Free cash flow of Industrial Activities 97 356 (1,426) (610) (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding Outstanding Jun 30, 2020 6M 2020 2021 2022 2023 2024 Beyond 3.8 Bank Debt 1.1 1.5 0.8 0.2 0.2 0.1 9.4 Capital Market 1.2 2.3 1.1 1.0 0.5 3.2 0.1 Other Debt 0.1 0.0 0.0 0.0 0.0 0.0 13.4 Cash Portion of (Debt) Maturities 2.3 3.8 1.9 1.3 0.7 3.4 5.9 Cash & Cash Equivalents 0.7 of which restricted cash 5.6 Undrawn Committed credit lines 11.5 Total Available Liquidity ($mn)

Q2 2020 | Debt Maturity Schedule Industrial Activities Financial Services Bank Debt Capital Market Other (0.2) (1.6) (0.9) (1.0) - (3.3) 6M 2020 2021 2022 2023 2024 Beyond (2.1) (2.2) (1.0) (0.3) (0.7) (0.1) 6M 2020 2021 2022 2023 2024 Beyond

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q2         2017 2018 2019 2020             MKT SHARE(1) Light (3.5-7.49t) 14.5% 14.2% 12.8% 10.0% M&H (≥7.5t) 9.4% 8.5% 6.3% 8.3%   Europe (*) 12.6% 12.2% 10.3% 9.6% B-TO-B Light (3.5-7.49t) 0.92 0.79 0.89 1.14 M&H (≥7.5t) 0.94 0.80 0.94 1.17   Europe 0.93 0.79 0.90 1.15           Δ 17/18 Δ 18/19 Δ 19/20         MKT SHARE(1) Light (3.5-7.49t)   (0.3) p.p. (1.4) p.p. (2.7) p.p. M&H (≥7.5t)   (0.9) p.p. (2.2) p.p. 2.0 p.p.   Europe (*)   (0.4) p.p. (1.8) p.p. (0.8) p.p. ORDERS Light (3.5-7.49t)   (6.8%) 7.5% (38.8%) M&H (≥7.5t)   (35.5%) 7.5% (22.3%)   Europe   (16.1%) 7.5% (34.7%) DELIVERIES Light (3.5-7.49t)   8.6% (4.7%) (52.1%) M&H (≥7.5t)   (24.1%) (8.4%) (37.9%)   Europe   (1.8%) (5.6%) (48.7%)

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) H1         2017 2018 2019 2020             MKT SHARE(1) Light (3.5-7.49t) 14.4% 14.0% 12.9% 11.0% M&H (≥7.5t) 9.3% 8.3% 6.2% 8.4%   Europe (*) 12.4% 11.9% 10.4% 10.2% B-TO-B Light (3.5-7.49t) 1.06 1.03 1.05 1.33 M&H (≥7.5t) 1.01 0.91 1.01 1.21   Europe 1.05 1.00 1.04 1.29           Δ 17/18 Δ 18/19 Δ 19/20         MKT SHARE(1) Light (3.5-7.49t)   (0.3) p.p. (1.1) p.p. (1.9) p.p. M&H (≥7.5t)   (1.0) p.p. (2.2) p.p. 2.2 p.p.   Europe (*)   (0.5) p.p. (1.5) p.p. (0.2) p.p. ORDERS Light (3.5-7.49t)   5.7% 2.6% (28.0%) M&H (≥7.5t)   (25.8%) (7.5%) (10.6%)   Europe   (4.4%) 0.1% (24.0%) DELIVERIES Light (3.5-7.49t)   8.6% 1.5% (43.3%) M&H (≥7.5t)   (17.8%) (16.5%) (25.1%)   Europe   (0.1%) (3.4%) (39.0%)

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. ROIC: applied to Industrial Activities, only, is defined as ratio between Adjusted EBIT after-tax and the average invested capital, which includes third party Debt plus Equity less Goodwill. It is computed using last twelve months figures (twelve months rolling basis). The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369